July 12, 2005

To:	Anita Karu
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20002

Re:	New Design Cabinets, Inc.
Amendment No. 1 to Registration Statement on Form SB-2
File No.: 333-124060
Filed June 22, 2005

Dear Ms. Karu:

The following are the Company's responses and revisions to its filing pursuant to your letter dated July 11, 2005:

Inside Front Cover Page of Prospectus

1.

Please include the dealer prospectus delivery obligation described in Item 502(b) of Regulation S-B.

The registration statement currently contains the dealer prospectus delivery obligation disclosure on the outside back cover page of the prospectus, located on page 43, in accordance with Item 502(b) of Regulation S-B.

Plan of Distribution, page 10

2.

We reissue comment 14 in our letter dated May 11, 2005, as it appears that you did not revise your disclosure.  In this regard, please be aware that your response did not fully address comment 14.

The registration statement has been amended, as follows:

There is no public market for our common stock.  Our common stock is currently held amongst a small community of shareholders.  Therefore, the current and potential market for our common stock is limited and the liquidity of our shares may be severely limited.  To date, we have made no effort to obtain listing or quotation of our securities on a national stock exchange or association.  We have not identified or approached any broker/dealers with regard to assisting us apply for such listing.  We are unable to estimate when we expect to undertake this endeavor.  In the absence of being listed, no market is available for investors in our common stock to sell their shares.  We cannot guarantee that a meaningful trading market will develop.  NDCI cannot guarantee that a meaningful trading market will develop.

Interest of Named Experts and Counsel, page 12

3.

We have reviewed your response to comment 17 in our letter dated May 11, 2005.  Please revise your filing to include an "Experts" section which discusses the involvement of all experts associated with your filing, including your auditors and legal counsel.  In addition, please have your experts revise their consents to consent to your references to them as experts.  See Rule 436 of Regulation C.  Please also ensure you update the table of contents, as appropriate.

The company is not aware of any rule or regulation requiring us to add a section to the registration statement discussing the experts involved with the filing.  As previously stated, the company does not believe any information would be required to be disclosed by Item 509 of Regulation S-B.  Rule 436 of Regulation C requires consents in special cases to be filed as exhibits to the registration statement, and provides no guidance for the addition of a section within the registration statement for the addition of a section for experts.  Please provide additional guidance as to how the aforementioned provisions apply to the registration statement.  Alternatively, please clarify what other regulatory source constitutes the basis for your request.

Management's Discussion and Plan of Operations, page 16

4.

We note your response to comment 1 in our letter dated May 11, 2005.  You state that you are not a blank check company as defined in Rule 419, but rather a development stage company that has not commenced planned principal operations.  You state in your revised disclosure that you will need to generate a minimum of $18,000 in the next twelve months in order to maintain your current level of operations.  Please describe in further detail how you will do this.  In addition, revise to more fully and specifically set forth your plan of operation in a manner consistent with Item 303(a) of Regulation S-B.

The registration statement has been amended, as follows:

Management's Discussion and Plan of Operation

New Design Cabinets, Inc. was incorporated in the State of Nevada on September 29, 2004.  NDCI is a startup and has not yet realized any revenues.  Our efforts have focused primarily on the development and implementation of our business plan.  No development-related expenses have been or will be paid to affiliates of NDCI.

During the three month period ended March 31, 2005, we did not generate any revenues, and incurred a net loss of $4,429.  From our inception to March 31, 2005, we generated no revenues, while experiencing an aggregate net loss of $4,655.  The cumulative net loss was attributable solely to professional fees and general and administrative expenses related to the costs of start-up operations.

Since our incorporation, we have raised capital through private sales of our common equity.  In October 2004, we issued 10,000,000 shares of our common stock to Kenneth P. Laurent, the sole officer and director, in exchange for cash in the amount of $10,000.  Additionally, in January 2005, we sold an aggregate of 260,000 shares of our common stock to 23 unrelated third parties for cash proceeds of $26,000.  We believe that the funds received in the private placement will be sufficient to satisfy our start-up and operating requirements for the next 12 months.  The table below sets forth the anticipated use of the private placement funds:

	Estimated	Estimated
	Amount	Completion

Computer hardware and software	$3,000	Ongoing
Website development and maintenance	$5,000	Ongoing
Accounting and legal fees	$2,000	Ongoing
Marketing activities	$2,000	Third Quarter 2005
Product design, development and manufacture	$3,000	Use as needed
SEC reporting expenses	$4,500	Use as needed
General working capital	$3,990	Use as needed
Offering expenses	$2,510	Use as needed

Our management believes that establishing our brand name is imperative to our ability to continue as a going concern.  Establishing our presence on the Internet is critical to reaching a broad consumer base.  We have developed a website at www.newdesigncabinets.com to offer information about our company and the products we plan to produce.  For web users interested in our custom products, our site contains a contact form that potential customers can complete to receive more information from us or to communicate with us.  We are currently in the process of refining and adding content to the site.  The site will contain pictures of custom woodwork designed and manufactured by our sole officer and director, Mr. Kenneth Laurent.  In addition, the site will feature the pre-fabricated wine racks we plan to sell.  The $5,000 allocated to the development and maintenance of our website at www.newdesigncabinets.com is expected to be sufficient for the next 12 months.  The site is operational, although we expect to continuously upgrade and refine it as we deem feasible and as our funds permit.  The site has been initially designed to promote our company and will be used mainly as a marketing platform.

Using the Internet for marketing and sales is the first component of our strategy.  Another facet of our marketing activities includes the creation of print brochures to provide to prospective clients.  These brochures will feature woodwork created by our sole officer and director and will be intended for distribution to potential customers.  We expect to commence production of marketing materials in the third quarter of 2005.  We also plan to utilize our sole officer and director's personal contacts with architects and contractors who are involved with the design and/or construction of luxury homes.  It is anticipated that these architects and contractors will act as referral sources for our business.  We have allocated $2,000 of the proceeds raised in the private placement to finance our marketing activities.  We currently have no marketing or sales initiatives or arrangements in development or effect other than our web site.

In pursuit of the design, development and manufacture of our products, we plan to allot $3,000.  This amount of funds is intended to finance the design of cabinets and wine racks and the purchase of materials to develop prototype and finished products.  We utilize the facilities provided to us with out charge by Kenneth P. Laurent, our sole officer and director.  These facilities include the use of tools and workspace that we believe are adequate for our operations.  We are in the process of designing and evaluating various prototype kits.  We have not designated any particular design to bring to market and, thus, currently do not have any prefabricated kits available for sale.

We expect to incur approximately $4,500 in expenses related to being a public reporting company.  Although, our sole officer and director has no specific experience managing a public company, we believe these funds will be sufficient to maintain our status as a reporting company with the SEC.

We have budgeted $3,990 as general working capital for non-specific uses.  We believe that these funds will allows us to cover costs that are as yet unforeseen and to take advantage of opportunities that may arise in the course of our business.

Our sole officer and director believes that our cash on hand as of March 31, 2005 in the amount of $31,345 is sufficient to maintain our current level of operations for the next approximately 12 months.  However, generating sales in the next 12 months is imperative for us to continue as a going concern.  We believe that we will be required to generate a minimum of approximately $18,000 in revenues over the next 12 months in order for us to support ongoing operations.  If we do not generate sufficient revenues to meet our expenses over the next 12 to 18 months, we may need to raise additional capital by issuing capital stock in exchange for cash in order to continue as a going concern.  There are no formal or informal agreements to attain such financing.  We can not assure you that any financing can be obtained or, if obtained, that it will be on reasonable terms.  Without realization of additional capital, it would be unlikely for us to continue as a going concern.

In order to begin generating revenues, we must develop the products we intend to sell.  NDCI intends to focus its efforts on developing and marketing the following two product lines:

1.

Prefabricated wine rack kits - We plan to produce a number of pre-manufactured wine racks that will be sold to customers in a kit format they assemble themselves.  These modular designs will be available in a variety of sizes and materials.  These wine racks can be used alone or can be aggregated to be used in a full wine cellar.

We currently do not have any prefabricated kits available for sale.  We are in the process of designing and evaluating various prototype kits.  We have not designated any particular design to bring to market and, thus, currently do not have any prefabricated kits available for sale.  We expect to begin producing these kits within the next six to nine months of operations.

2.

Custom woodwork - We plan to design, manufacture and install custom cabinetry and wine racks.  Our sole officer and director will provide customers with significant consultation and assistance, ranging from proposed layout to materials used.  We intend to have sample plans and designs to assist customers in making their decisions.  All cabinetry will be customized to accommodate a customer's wants, needs and budget.

We do not have any customers at this time.  We believe we will retain clients for our custom cabinets or wine racks within the next six to nine months.

Our management does not anticipate the need to hire additional full- or part- time employees over the next 12 months, as the services provided by our sole officer and director appear sufficient at this time.  Our sole officer and director works for us on a part-time basis, and is prepared to devote additional time, as necessary.  We do not expect to hire any additional employees over the next 12 months.  In the event our operations necessitate the addition of skilled craftsmen, we plan to contract individuals on a per-project basis.  Additionally, we may decide to contract a sales agent to assist us in executing and marketing our business in the next 12 to 24 months.  Any skilled worker or sale agent we hire will be paid on a contractual basis, will work with us part-time and will not be considered a salaried employee.

Our management does not expect to incur research and development costs.

NDCI does not have any off-balance sheet arrangements.

We currently do not own any significant plant or equipment that we would seek to sell in the near future.

We have not paid for expenses on behalf of our director.  Additionally, we believe that this fact shall not materially change.

Mr. Laurent, our sole officer and director, recognizes that we are required to continuously file reports with the SEC and any exchange we may be listed on, and understands the resultant increased costs of being a public reporting company.  Mr. Laurent believes that investors are more agreeable to invest in a company that intends to become a public company rather than to remain private with no foreseeable exit strategy for shareholders.  Thus, Mr. Laurent raised capital in the private placement offering completed in November 2004 with the intention of NDCI becoming a public reporting company.  Our private investors held no influence on the decision to become a public company.

In addition, Mr. Laurent believes that a benefit of being a public company is the access to capital markets.  We believe that if additional funds are required to finance our continuing operations, we may be able to obtain more capital by pursuing an offering of equity or debt securities.

Note 1 - Nature of Business, page F6

5.

We have reviewed your response to comment 33 in our letter dated May 11, 2005, noting that you still disclose that your customers and manufactured products are your most important assets.  Please revise your footnote to clarify that you currently do not have any customers and have not manufactured any products.

The footnotes have been revised to remove the forward looking statements in question.

Thank you for your expedient and diligent review of this file.  If any further questions or comments should arise, feel free to contact Wendy Miller, corporate counsel, at (702) 265-5680.

Sincerely,

/s/ Kenneth P. Laurent

Kenneth P. Laurent

President

New Design Cabinets, Inc.

Attachments:

Form SB-2 amendment 2, marked